Exhibit 99.1

NEWS RELEASE

OLYMPUS SUCCESSFULLY POURS FIRST GOLD DORÉ AT PHUOC SON

TORONTO, June 24, 2011 – Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6). David Seton, CEO is pleased to announce that the Company has successfully poured its first gold doré bar weighing 11.1 kilos at the newly commissioned Phuoc Son Gold Plant on June 22, 2011. This is the first doré bar delivered entirely from the new Phuoc Son facility.  Previous production from the plant had been processed through the Company’s Bong Mieu Gold Room while technicians finished commissioning the Phuoc Son gold room.

Photos of the Phuoc Son Gold Pour-
http://olympuspacific.com/properties/phuoc-son/gold-pour

The Phuoc Son Gold Plant is SE Asia’s most modern state of the art gold processing facility with plated capacity of 500 tons per day with features incorporated to allow increased capacity to 1,000 tons per day with minimal capital expenditure. Vietnam production in 2011 is forecast to range between 40,000 and 45,000 ounces, which will generate net operating cash to continue exploration and development over our four core properties located in Vietnam, E. Malaysia and the northern Philippines.

Corporate Social Responsibility

Olympus is a gold exploration and production company employing some 1,200 employees of which 90% are Vietnamese. The Company offers excellent wages and benefits in the safest possible work environment. The Company believes in Corporate Social Responsibility and cares about the employees and the people who live and work around its mining operations. The Company has contributed to the community in many ways; road improvements, Clean water project (supplies clean water to households) Women Wellness Programs, Agricultural Sustainability Programs, Academic Scholarships, Assistance for Minority Groups, Houses for the Poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer, pays taxes and royalties and has invested some 40 million USD into the local economy during 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.